# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FRESHWORKS INC., CIK 0001544522
CUSIP: 358054104
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 2950 S. DELAWARE ST., SUITE 201, SAN MATEO, California (CA), 94403
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-036706
Filed by CIK 0001872299

## Reporting persons
- Rathna Girish Mathrubootham: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 11,078,325; shared voting power 0; sole dispositive power 11,078,325; shared dispositive power 0; aggregate amount beneficially owned 11,078,325 (4.3% of the class)

## Item 1. Issuer
Name of issuer: FRESHWORKS INC.
Address of issuer's principal executive offices: 2950 S. DELAWARE ST., SUITE 201, SAN MATEO, CA, 94403.

## Item 2. Person Filing
Name of person filing: Rathna Girish Mathrubootham (the "Reporting Person")
Address of principal business office or, if none, residence:
The address and principal business office of the Reporting Person is:

c/o Freshworks Inc.
2950 South Delaware Street, Suite 201
San Mateo, CA 94403
Citizenship: The citizenship of the Reporting Person is the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 47,036 shares of Class A common stock held by the Reporting Person, (ii) 129,448 shares of Class A common stock issuable to the Reporting Person upon vesting of restricted stock units, within 60 days of December 31, 2024, (iii) 10,714,341 shares of Class B common stock held by the Reporting Person, and (iv) 187,500 shares of Class B common stock issuable to the Reporting Person upon vesting of restricted stock units, within 60 days of December 31, 2024. Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. Each share of Class A common stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes.
Percent of class: Row 11 of the Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by the Reporting Person as of December 31, 2024 and is incorporated by reference. The percentage set forth in row 11 is based on the quotient obtained by dividing (a) the 11,078,325 shares of the Class A common stock beneficially owned by the Reporting Person by (b) the sum of (i) 244,965,000 shares of Class A common stock outstanding as of December 31, 2024 as reported by the Issuer to the Reporting Person, (ii) 129,448 shares of Class A common stock issuable to the Reporting Person upon vesting of restricted stock units, within 60 days of December 31, 2024, and (iii) 10,901,841 shares of Class B common stock beneficially owned by the Reporting Person. The 10,901,841 shares of Class B common stock beneficially owned by the Reporting Person are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
Sole power to vote or to direct the vote:
Row 5 of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 47,036 shares of Class A common stock held by the Reporting Person, (ii) 129,448 shares of Class A common stock issuable to the Reporting Person upon vesting of restricted stock units, within 60 days of December 31, 2024, (iii) 10,714,341 shares of Class B common stock held by the Reporting Person, and (iv) 187,500 shares of Class B common stock issuable to the Reporting Person upon vesting of restricted stock units, within 60 days of December 31, 2024. Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. Each share of Class A common stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes..
Shared power to vote or to direct the vote: Row 6 of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Sole power to dispose or to direct the disposition:
Row 7 of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 47,036 shares of Class A common stock held by the Reporting Person, (ii) 129,448 shares of Class A common stock issuable to the Reporting Person upon vesting of restricted stock units, within 60 days of December 31, 2024, (iii) 10,714,341 shares of Class B common stock held by the Reporting Person, and (iv) 187,500 shares of Class B common stock issuable to the Reporting Person upon vesting of restricted stock units, within 60 days of December 31, 2024. Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. Each share of Class A common stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes.
Shared power to dispose or to direct the disposition: Row 8 of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Rathna Girish Mathrubootham: /s/ Rathna Girish Mathrubootham, Rathna Girish Mathrubootham (02/14/2025)